# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Open Lending Corp, CIK 0001806201
CUSIP: 68373J104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1501 S. Mopac Expressway, Suite #450, Austin, Texas (TX), 78746
Date of event which requires filing of this statement: 07/02/2025
Amends the filing with accession number 0001104659-25-034605
Filed by CIK 0001532943
Persons authorized to receive notices and communications: Ryan L. Vardeman, 8333 Douglas Ave, Suite 775, Dallas, Texas (TX), 75225, (214) 871-2700; Kellie Bobo, 98 San Jacinto Blvd, Suite 1500, Austin, Texas (TX), 78701, (512) 867-8411

## Reporting persons
- Palogic Value Management, L.P. (CIK 0001532943): type of reporting person: investment adviser (IA), parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,172,500; sole dispositive power 0; shared dispositive power 4,172,500; aggregate amount beneficially owned 4,172,500 (3.5% of the class)
  Comment: The figure in Item 13 is based upon 119,786,421 shares of common stock, par value $0.01 per share ("Common Stock") of Open Lending Corp (the "Issuer") outstanding as of May 5, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") for the quarterly period ended March 31, 2025, that was filed on May 8, 2025.
- Palogic Value Fund, L.P. (CIK 0001387846): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,172,500; sole dispositive power 0; shared dispositive power 4,172,500; aggregate amount beneficially owned 4,172,500 (3.5% of the class)
  Comment: The figure in Item 13 is based upon 119,786,421 shares of Common Stock outstanding as of May 5, 2025, as disclosed in the Issuer's Annual Report on Form 10-Q filed by the Issuer with the SEC for the quarterly period ended March 31, 2025, that was filed on May 8, 2025.
- Palogic Capital Management, LLC (CIK 0001494018): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,172,500; sole dispositive power 0; shared dispositive power 4,172,500; aggregate amount beneficially owned 4,172,500 (3.5% of the class)
  Comment: The figure in Item 13 is based upon 119,786,421 shares of Common Stock outstanding as of May 5, 2025, as disclosed in the Issuer's Annual Report on Form 10-Q filed by the Issuer with the SEC for the quarterly period ended March 31, 2025, that was filed on May 8, 2025.
- Ryan L. Vardeman (CIK 0001574629): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,172,500; sole dispositive power 0; shared dispositive power 4,172,500; aggregate amount beneficially owned 4,172,500 (3.5% of the class)
  Comment: The figure in Item 13 is based upon 119,786,421 shares of Common Stock outstanding as of May 5, 2025, as disclosed in the Issuer's Annual Report on Form 10-Q filed by the Issuer with the SEC for the quarterly period ended March 31, 2025, that was filed on May 8, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Open Lending Corp
Address of issuer's principal executive offices: 1501 S. Mopac Expressway, Suite #450, Austin, Texas (TX), 78746

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Palogic Value Fund is the record and direct beneficial owner of the securities covered by this Schedule 13D. Palogic Value Fund has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock owned by it.

As the general partner of Palogic Value Fund, Palogic Value Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock owned by Palogic Value Fund. Palogic Value Management does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock owned by Palogic Value Fund.

As the general partner of Palogic Value Management, Palogic Capital Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Palogic Value Management. Palogic Capital Management does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Palogic Value Management.

As the sole member of Palogic Capital Management, Mr. Vardeman may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Palogic Capital Management. Mr. Vardeman does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Palogic Capital Management.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.
Transactions in the class effected during the past sixty days: Other than as set forth on Annex A hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: June 18, 2025

## Signatures
- Palogic Value Management, L.P.: Palogic Capital Management, LLC, General Partner (07/07/2025)
- Palogic Value Management, L.P.: /s/ Ryan L. Vardeman, Sole Member (07/07/2025)
- Palogic Value Fund, L.P.: Palogic Value Management, L.P., General Partner (07/07/2025)
- Palogic Value Fund, L.P.: Palogic Capital Management, LLC, General Partner (07/07/2025)
- Palogic Value Fund, L.P.: /s/ Ryan L. Vardeman, Sole Member (07/07/2025)
- Palogic Capital Management, LLC: /s/ Ryan L. Vardeman, Sole Member (07/07/2025)
- Ryan L. Vardeman: /s/ Ryan L. Vardeman, Ryan L. Vardeman (07/07/2025)